Exhibit 99.4
E-mail to eBay People Managers
Communication Guidelines for Proposed Stock Option Exchange Program
To all people managers, HR managers, the IR team, and the global PR team:
Today we announced our intention to seek stockholder approval for amendments to our equity incentive plans to permit an option exchange program. You should have received an email from John Donahoe earlier today with the announcement and a link to some additional information and an FAQ.
Assuming that we receive the necessary stockholder approval at our annual meeting of stockholders on April 29, we will provide you and all employees an update. Once we set a launch date for the option exchange, we will provide further information on the exchange and will hold sessions with employees to provide them the information needed to make their decisions as to whether to participate and the details of how to do so.
You should know that option exchanges are governed by SEC rules and regulations. Accordingly, we are required to file with the SEC all written and recorded information provided on the exchange. Since you are a people manager or a member of the HR, IR, or Communications team, you will likely be asked questions by your people or outside constituents. Communications between you and employees or outside constituents are subject to these SEC requirements.
Please use the communication guidelines below when responding to questions and comments. Failure to do so could result in eBay having to take a series of complicated (and expensive) corrective actions. I am asking for your strict adherence to the requirements below:
•	Prior to the commencement of the exchange program: do not guarantee that the exchange program will start by any given date. The decision of if and when to begin the exchange program will be made by our board of directors, the Compensation Committee or John.

•	Do not answer a question via email or by leaving a voicemail. SEC rules require us to file all written and recorded communications made on behalf of eBay about the exchange program with the SEC. SEC filings are expensive (so we want to minimize the number of filings we have to make). If incorrect information is given to employees or outside constituents (or some employees or outside constituents are given additional information that no one else has), we will have to take a series of complicated (and expensive) corrective steps.

•	If you forget and leave a voicemail or send an email, please immediately contact [ ] or [ ] in Legal.

•	Once the tender offer document is filed with the SEC (and the option exchange program begins), do not give any advice about whether someone should participate in the program.

•	Answer questions only by referring people to our proxy statement, John’s email to all employees, the additional information in his email and the option exchange FAQ on iWeb. Once the tender offer documents are filed with the SEC, there will be more information available that employees can reference.

•	If someone asks a question that is not covered by the materials we have provided, please refer them to [ ] in HR, or [ ] or [ ] in Legal.
If you have any questions, please contact [                    ] in HR, or [                    ] or [                     ] in Legal.

I want to thank you for your attention to this important issue. The option exchange is an important opportunity for our people, and I am counting on each of you to follow these requirements as we navigate the process.
Sincerely,

Beth
The option exchange described in this email has not yet commenced. eBay will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (SEC) upon the commencement of the option exchange. Persons who are eligible to participate in the option exchange should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the option exchange.
In connection with the proposal to be voted on by eBay’s stockholders with respect to the amendment of certain eBay equity incentive plans to permit the option exchange discussed in this e-mail, eBay has filed a preliminary proxy statement with the SEC and intends to file other relevant materials with the SEC, including a definitive proxy statement. eBay stockholders are urged to read such materials as and when they become available and before making any voting decision regarding the plan amendments, because they will contain important information about the proposal to be voted on by stockholders referenced in this e-mail.
eBay stockholders and option holders will be able to obtain the written materials described above and other documents filed by eBay with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by eBay with the SEC by directing a written request to: eBay Inc. 2145 Hamilton Avenue, San Jose, California 95125, Attention: Investor Relations.